
02003359

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 01 2002
352

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LEK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL M. HANUKA 212-509-5852
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL M. HANUKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEK SECURITIES CORPORATION, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002



Notary Public



Signature

CFO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
352
SECTION

LEK SECURITIES CORPORATION
AND SUBSIDIARY
REPORT ON CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31 , 2001

LEK SECURITIES CORPORATION
AND SUBSIDIARY

INDEX



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Lek Securities Corporation and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 5, 2002

Kaufmann, Gallucci LLP

LEK SECURITIES CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 4,723,567
Cash segregated under federal and other regulations	378,032
Receivable from clearing organizations and other broker-dealers	434,408
Deposits with clearing organizations	630,988
Securities owned:	
Marketable, at market value	207,655
Not readily marketable, at estimated fair value	38,486
Receivable from others	558,005
Loan to shareholder	222,091
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $843,215	288,909
Prepaid expenses and other assets	293,166
TOTAL ASSETS	$ 7,775,307

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,783,808
Income taxes payable	20,000
TOTAL LIABILITIES	1,803,808
Commitments	
Subordinated borrowings	1,982,714
Shareholders' equity :	
Common stock, $.10 par value; authorized 10,000 shares, 1,166.67 shares issued	117
Additional paid-in capital	1,266,378
Retained earnings	3,072,290
TOTAL	4,338,785
Less: treasury stock; 500 shares at cost	(350,000)
TOTAL SHAREHOLDERS' EQUITY	3,988,785
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,775,307

The accompanying notes are an integral part
of this financial statement.

LEK SECURITIES CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lek Securities Corporation (The "Company"), formerly known as Lek, Schoenau & Company, Inc., was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Lek Securities Europe B.V., wholly owned foreign subsidiary, formed in 2001, is organized under the laws of Amsterdam. This subsidiary is awaiting approval by the Amsterdam authorities to conduct business as a registered broker-dealer. At this time, operations have not commenced.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The consolidated financial statements include the accounts of Lek Securities Corporation and its wholly owned subsidiary, Lek Securities Europe B.V. All significant intercompany accounts and transactions have been eliminated. Assets and liabilities in foreign currencies are translated at year-end rates of exchange, while the income statement accounts for the subsidiary are translated at average rates of exchange for the year.

(b) Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

(c) Securities transactions (and related commission revenue and expense) are recorded on a trade date basis, which is generally three business days before settlement date.

(d) Securities owned are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations. Securities not readily marketable are valued at fair value as determined by management.

(e) The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - CONTINUED

(f) Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight line basis over the estimated useful lives of the assets.

(g) The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION AND OTHER BROKER - DEALERS

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The receivable from clearing organization and other broker-dealers represents primarily cash held by these organizations for commissions generated in December 2001 and received in January 2002.

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart with which it conducts business.

As stated in Note 2, the Company records securities transactions, commission revenue and related expenses on a trade date basis. In the normal course of business the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

NOTE 4 - LOAN TO SHAREHOLDER

The loan to shareholder is supported by a promissory note bearing 11% interest. The note matures on January 1, 2006.

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily local taxes for the year ended December 31, 2001.

NOTE 6 - SUBORDINATED BORROWINGS

At December 31, 2001, the Company had borrowings of $1,982,714 from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and as such are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The agreements mature on various dates through January 31, 2004, unless extended. The loans are interest bearing at a rate of 10% per annum. To the extent that such borrowing are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

NOTE 7 - STOCK OPTION PLAN

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. At December 31, 2001, the maximum number of options available under the plan is 65.27. At that date, 56 options had been granted and none had been exercised.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. This plan is based on each employee's years of service. An employee becomes fully vested upon completion of five years of qualifying service. During 2001, the Company contributed $198,450 to the plan.

LEK SECURITIES CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 9 - COMMITMENTS

The Company leases office space and a New York Stock Exchange seat under operating lease agreements expiring through September 30, 2009. The following are minimum annual lease payments for the periods ending December 31:

Year ended December 31	Minimum Lease payments
2002	561,400
2003	228,900
2004	241,922
2005	251,223
2006	246,560
Thereafter to September 30, 2009	613,910
	$ 2,143,915

NOTE 10 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $4,867,631 which was $4,617,631 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .37 to 1.